SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
FORM U-12(I)-B (THREE-YEAR STATEMENT)

Three year period ending 2004

Statement Pursuant to Section 12(i) of Public Utility Holding Company Act of 1935 by a Person Regularly Employed or Retained by a Registered Holding Company or a Subsidiary Thereof and Whose Employment Contemplates Only Routine Expenses as Specified in Rule 71(b)

1.  Name and business address of person filing statement.

Tom Dennis
Dennis & Company
209 10th Street, SE
Washington, DC 20003-2118

2.  Names and business addresses of any persons through whom the undersigned proposes to act in matters included within the exemption provided by paragraph (b) of Rule U-71.

None

3.  Registered holding companies and subsidiary companies by which the undersigned is regularly employed or retained.

Energy East Corporation and its subsidiaries.

4.  Position or relationship in which the undersigned is employed or retained by each of the companies named in item 3, and brief description of nature of services to be rendered in each such position or relationship.

Consultant representing Energy East Corporation and its subsidiaries before both Houses of Congress and agencies within the executive branch.

5.  (a)  Compensation received during the current year and estimated to be received over the next two calendar years by the undersigned or others, directly or indirectly, for services rendered by the undersigned, from each of the companies designated in item 3. (Use column (a) as supplemental statement only.)

Salary or Other Compensations
Name of Recipient	Received	To Be Received	Person or Company From Whom Received or to be Received
	(a)	(b)
Tom Dennis	*	*	Energy East Corporation

* Filed under confidential treatment pursuant to Rule 104

b.  Basis for compensation if other than salary.

Monthly retainer

6.  (To be answered in supplementary statement only.) Expenses incurred by the undersigned or any person named in item 2, above, during the calendar year in connection with the activities described in item 4, above, and the source or sources of reimbursement for same.

a.  Total amount of routine expenses charged to client: None
b.  Itemized list of all other expenses: None

Date: February 8, 2002	DENNIS & COMPANY
By: /s/Thomas Dennis Thomas Dennis President